UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

**Proxy Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934
(Amendment No.)**

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:
- ☐ Preliminary Proxy Statement
- ☐ **Confidential, For Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**
- ☐ Definitive Proxy Statement
- ☒ Definitive Additional Materials
- ☐ Soliciting Material Pursuant to Rule 14a-11(c) or rule 14a-12

Halliburton Company
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

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HALLIBURTON

3000 N. SAM HOUSTON PARKWAY E · HOUSTON, TEXAS 77032
PHONE 281.871.7171

**SECOND SUPPLEMENT TO
PROXY STATEMENT
ANNUAL MEETING OF SHAREHOLDERS
MAY 15, 2024**

This Second Supplement to Halliburton Company's Proxy Statement dated April 2, 2024, is furnished in connection with the solicitation by the Board of Directors of proxies to be voted at the Annual Meeting of Shareholders of the company to be held in Houston, Texas on May 15, 2024.

This Supplement is dated as of May 3, 2024.

As noted in our First Supplement to the Proxy Statement dated April 30, 2024, the Nominating and Corporate Governance Committee of Halliburton's Board of Directors has been aware that the scope of required disclosures under advance notice by-laws has become an issue of increased attention for some shareholders since the last major revision to the Company's By-laws in 2022.

Our Board is committed to active, year-round investor engagement and responsiveness to shareholder input, including with respect to the company's By-laws. As we approach our Annual Meeting, the Nominating and Corporate Governance Committee and the Board determined that adjustments could be made to the information requirements, including removal of a provision that required a shareholder proposing to nominate a candidate for Halliburton's Board of Directors to disclose whether such shareholder is also seeking to nominate candidates for director at other publicly-traded companies within the next 12 months.

Accordingly, on May 2, 2024, Halliburton's Board of Directors adopted amendments to Halliburton's By-laws, effective as of such date, including, among things, to delete the information requirements regarding plans or proposals to nominate directors at any other publicly traded company within the next 12 months. In addition, the Board is amending other provisions within the By-laws to address additional legal and market developments that have occurred since the last major revisions to the Company's By-laws in December 2022.

The full text of the amended By-laws has been filed with the U.S. Securities and Exchange Commission today as an exhibit to the Company's Current Report on Form 8-K.

We appreciate the support that our shareholders have given and continue to give our Board of Directors, and we look forward to future engagements with our shareholders.

WE URGE ALL SHAREHOLDERS TO VOTE "FOR" ALL DIRECTOR NOMINEES.